SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

                           A.P. GREEN INDUSTRIES, INC.
               (Exact name of registrant as specified in charter)

              DELAWARE                                        43-0899374
   (State or other jurisdiction of                         (I.R.S. Employer
   incorporation or organization)                       Identification Number)

           Green Boulevard
          Mexico, Missouri                                       65265
(Address of principal executive offices)                      (Zip Code)

                                  ------------

                           A.P. GREEN INDUSTRIES, INC.
                              1993 PERFORMANCE PLAN
                                       and
                           A.P. GREEN INDUSTRIES, INC.
                         1996 LONG-TERM PERFORMANCE PLAN
                           (Full titles of the plans)


                                MICHAEL B. COONEY
            Senior Vice President - Law/Administration and Secretary
                           A.P. Green Industries, Inc.
                                 Green Boulevard
                             Mexico, Missouri 65265
                     (Name and address of agent for service)
   Telephone number, including area code, of agent for service: (573) 473-3626


                                    Copy to:
                             ROBERT M. LAROSE, ESQ.
                                 Thompson Coburn
                              One Mercantile Center
                            St. Louis, Missouri 63101
                                 (314) 552-6000

                                                      CALCULATION OF REGISTRATION FEE
===================================================================================================================================
Title of Securities       Amount to be            Proposed Maximum             Proposed Maximum        Amount of Registration Fee
to be Registered          Registered(2)      Offering Price Per Share(3)  Aggregate Offering Price(3)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par   700,000 shares                 $7.75                     $5,425,000                    $1,643.94
value(1)
===================================================================================================================================

(1)   Includes one attached Preferred Share Purchase Right per share.
(2)   Total includes 300,000 shares reserved for issuance pursuant to the Company's 1993 Performance Plan and 400,000 shares reserved for issuance pursuant to the Company's 1996 Long-Term Performance Plan.
(3)   Estimated solely for purposes of computing the Registration Fee pursuant to the provisions of Section 457(h), based upon the average of the high and low price reported on the Nasdaq National Market on April 24, 1997.

                           A.P. GREEN INDUSTRIES, INC.
                              1993 PERFORMANCE PLAN
                                       and
                         1996 LONG-TERM PERFORMANCE PLAN

Item 3.  Incorporation of Certain Documents by Reference.
         ------------------------------------------------

      The following documents filed by A.P. Green Industries, Inc. (the "Company") with the Securities and Exchange Commission are incorporated herein by reference:

              (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

             (ii) The Company's Current Report on Form 8-K, dated January 13, 1997, as amended by Form 8-K/A, dated March 17, 1997.

            (iii)  The  description of the Company's  Common Stock  contained in
                   Exhibit 4.1 to the Company's Registration Statement on Form 10, dated February 3, 1988, pursuant to Section 12 of the Securities Exchange Act of 1934 (the "1934 Act").

             (iv) The description of the Company's Preferred Stock Purchase Rights contained in Exhibit 4.2 to the Company's Registration Statement on Form 10, dated February 3, 1988, pursuant to
                   Section 12 of the 1934 Act.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act, after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be made a part hereof from the date of filing of such documents. Any statements contained herein or in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in a subsequently filed document incorporated herein by reference modifies or supersedes such document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement.

Item 6.  Indemnification of Directors and Officers.
         ------------------------------------------

         Section 102 of the General Corporation Law of Delaware allows a corporation to include in its certificate of incorporation a provision which limits directors' personal liability to the corporation or its stockholders for monetary damages from a breach of fiduciary duty as a director, with certain exceptions. Article Eighth of the Company's Restated Certificate of Incorporation, as amended, provides such limitation to the fullest extent permitted by the General Corporation Law of Delaware.

         Section 145 of the General Corporation Law of Delaware permits a corporation, subject to the standards set forth therein, to indemnify any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving as such with respect to another corporation or entity at the request of the corporation.
Article VIII of the Company's By-Laws provides for full indemnification of its directors and officers to the extent permitted by Section 145.

         The Company maintains a directors' and officers' liability insurance policy with total annual limits of $15,000,000. Subject to the limits, retentions, exceptions and other terms and conditions of the policy, the Company's directors and officers are insured against liability for any actual or alleged error, misstatement, misleading statement, act or omission in the discharge of their respective responsibilities to the Company solely in their capacity as directors and officers of the Company.

Item 8.  Exhibits.
         ---------

         The following exhibits are filed herewith or incorporated herein by reference:

         4.1      Restated Certificate of Incorporation of the Company, filed as
                  Exhibit 3(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1987, and incorporated herein by reference.

         4.2 By-Laws of the Company, as amended and currently in effect, filed as Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

         4.3 Rights Agreement, dated as of December 22, 1987, between the Company and Harris Trust and Savings Bank, as Rights Agent, filed as Exhibit 4.2 to the Registration Statement on Form 10, dated February 3, 1988, and incorporated herein by reference.

         4.4 A.P. Green Industries, Inc. 1993 Performance Plan, filed as Appendix A to the Company's definitive Proxy Statement for the 1993 Annual Meeting of Stockholders held May 6, 1993, and incorporated herein by reference.

         4.5      A.P. Green Industries,  Inc. 1996 Long-Term  Performance Plan,
                  filed as Appendix A to the Company's definitive Proxy Statement for the 1996 Annual Meeting of Stockholders held May 9, 1996, and incorporated herein by reference.

         5.1      Opinion  of  Thompson   Coburn  as  to  the  legality  of  the
                  securities being registered.

         23.1     Consent of KPMG Peat Marwick LLP.

         23.2     Consent of Thompson Coburn (included in Exhibit 5.1).

         24.1     Power of Attorney (included on signature page hereof).

Item 9.  Undertakings.
         -------------

         (a)    The undersigned registrant hereby undertakes:

                (1)    To file,  during any period in which offers and sales are
                       being   made,   a   post-effective   amendment   to  this
                       registration statement:

                          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                        (iii) To include any material information with respect to the plan of distribution previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, State of Missouri, on April 28, 1997.

                                       A.P. GREEN INDUSTRIES, INC.



                                       By /s/Paul F. Hummer II
                                         -------------------------

                                           Paul F. Hummer II
                                           Chairman of the Board, President and
                                           Chief Executive Officer



                                POWER OF ATTORNEY

         Each person whose signature appears below hereby constitutes and appoints Paul F. Hummer II, Gary L. Roberts and Michael B. Cooney, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents for him and on his behalf and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorneys, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.


    Signature              Title                                      Date
    ---------              -----                                      ----


/s/ Paul F. Hummer II    Chairman of the Board, President         April 28, 1997
-----------------------  and Chief Executive Officer (Principal
Paul F. Hummer II        Executive Officer)

/s/ Gary L. Roberts      Vice President, Chief Financial          April 28, 1997
-----------------------  Officer and Treasurer (Principal
Gary L. Roberts          Financial and Accounting Officer)

    Signature              Title                                      Date
    ---------              -----                                      ----




/s/ P. Jack O'Bryan      Director                                 April 28, 1997
-----------------------
P. Jack O'Bryan

/s/ Donald E. Lasater    Director                                 April 28, 1997
-----------------------
Donald E. Lasater

/s/ William F. Morrison  Director                                 April 28, 1997
-----------------------
William F. Morrison

/s/ Daniel R. Toll       Director                                 April 28, 1997
-----------------------
Daniel R. Toll

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

4.1          Restated  Certificate  of  Incorporation  of the Company,  filed as
             Exhibit 3(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1987, and incorporated herein by reference.

4.2 By-Laws of the Company, as amended and currently in effect, filed as Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

4.3 Rights Agreement, dated as of December 22, 1987, between the Company and Harris Trust and Savings Bank, as Rights Agent, filed as Exhibit 4.2 to the Registration Statement on Form 10, dated February 3, 1988, and incorporated herein by reference.

4.4 A.P. Green Industries, Inc. 1993 Performance Plan, filed as Appendix A to the Company's definitive Proxy Statement for the 1993 Annual Meeting of Stockholders held May 6, 1993, and incorporated herein by reference.

4.5 A.P. Green Industries, Inc. 1996 Long-Term Performance Plan, filed as Appendix A to the Company's definitive Proxy Statement for the 1996 Annual Meeting of Stockholders held May 9, 1996, and incorporated herein by reference.

5.1 Opinion of Thompson Coburn as to the legality of the securities being registered.

23.1 Consent of KPMG Peat Marwick LLP with regards to the use of its Report on A.P. Green Industries, Inc.'s financial statements.

23.2         Consent of Thompson Coburn (included in Exhibit 5.1).

24.1         Power of Attorney (included on signature page hereof).